UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No: 3)

Bridgewater Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

108621103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 108621103

1.	Names of Reporting Persons David B. Juran

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,494,064(1)

	6.	Shared Voting Power 106,032(2)

	7.	Sole Dispositive Power 1,494,064 (1)

	8.	Shared Dispositive Power 106,032(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,096(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.77% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 16,328 shares held by Mr. Juran as trustee of decendant’s separate trust under trust agreement dated September 17, 2018. Includes 121,301 shares of common stock held by Mr. Juran as trustee of marital trust 2 under a trust agreement dated September 17, 2018. Includes 20,000 shares of common stock held by Mr. Juran as trustee of marital trust 1 under a trust agreement dated September 17,2018.

(2)	Includes 86,775 shares held by Mr. Juran as co-trustee of a marital trust dated June 18, 2002 and includes 10,725 shares held by Mr. Juran as co-trustee of a residuary trust dated June 18, 2002. Includes 8,532 shares held in a revocable trust dated January 31, 2014 for which Mr. Juran is the attorney-in-fact for the trustee of the trust and Mr. Juran may possess voting power and investment power with respect to the shares of common stock under the trust.

(3)	Based on 27,748,965 shares of common stock outstanding as of December 31, 2023, as reflected in the Issuer’s Form 8-K dated January 24, 2024, as filed by the Issuer with the U.S. Securities and Exchange Commission on January 24, 2024.

Item 1.
	(a)	Name of Issuer Bridgewater Bancshares, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN 55416

Item 2.
	(a)	Name of Person Filing David B. Juran
	(b)	Address of Principal Business Office or, if none, Residence 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN 55416
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 108621103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,600,096(4)(5)
(b) Percent of class: 5.77%(6)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,494,064 (4)
(ii) Shared power to vote or to direct the vote 106,032(5)
(iii) Sole power to dispose or to direct the disposition of 1,494,064 (4)
(iv) Shared power to dispose or to direct the disposition of 106,032(5)

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

(4)	Includes 16,328 shares held by Mr. Juran as trustee of decendant’s separate trust under trust agreement dated September 17, 2018. Includes 121,301 shares of common stock held by Mr. Juran as trustee of marital trust 2 under a trust agreement dated September 17, 2018. Includes 20,000 shares of common stock held by Mr. Juran as trustee of marital trust 1 under a trust agreement dated September 17,2018.

(5)	Includes 86,775 shares held by Mr. Juran as co-trustee of a marital trust dated June 18, 2002 and includes 10,725 shares held by Mr. Juran as co-trustee of a residuary trust dated June 18, 2002. Includes 8,532 shares held in a revocable trust dated January 31, 2014 for which Mr. Juran is the attorney-in-fact for the trustee of the trust and Mr. Juran may possess voting power and investment power with respect to the shares of common stock under the trust.

(6)	Based on 27,748,965 shares of common stock outstanding as of December 31, 2023, as reflected in the Issuer’s Form 8-K dated January 24, 2024, as filed by the Issuer with the U.S. Securities and Exchange Commission on January 24, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2024
Date
/S/ Ben Klocke
Signature

Ben Klocke, attorney-in-fact for David B. Juran**
Name/Title

** Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Schedule 13G filed by David B. Juran on February 5, 2021.